Sun Life Financial Inc. Announces Conclusion of
Third Party Share Repurchase Program

TORONTO, February 28, 2018 – Sun Life Financial Inc. ("Sun Life Financial" or the "Company") (TSX: SLF) (NYSE: SLF) today announced the conclusion of its previously announced third party share repurchase program (the "Program"). The Program was commenced pursuant to an issuer bid exemption order issued by the Ontario Securities Commission on February 12, 2018. The Program was terminated by the third party in accordance with its terms.

Sun Life Financial repurchased a total of 1,080,000 common shares under the Program directly from the third party for an aggregate purchase price of approximately $55.7 million. All common shares acquired under the Program were cancelled. The Program formed part of Sun Life Financial's normal course issuer bid, which continues until August 13, 2018, or such earlier date that the Company completes its purchases.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2017, Sun Life Financial had total assets under management of $975 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:

Irene Poon
Manager, Media & PR
Corporate Communications
T. 647-256-2596
irene.poon@sunlife.com

Investor Relations Contact:

Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com